Mail Stop 3561

July 6, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Chad M. Utrup
Chief Financial Officer
6530 West Campus Oval
New Albany, Ohio 43054

> **Re:     Commercial Vehicle Group, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 000-50890**

Dear Mr. Utrup:

We have reviewed your filing and have the following comments.  Unless otherwise indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason.  Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.  Please respond within ten (10) business days.

**Form 10-K for the year ended December 31, 2005**

<u>Item 6. Selected Financial Data</u>

1. We note that your presentation of the non-GAAP performance measure EBITDA eliminates non-cash gain(loss) on forward exchange contracts, loss on early

extinguishment of debt, and an impairment charge associated with adopting SFAS No. 142.  Because you adjust for items other than interest, taxes, depreciation, and amortization, titling the measure EBITDA may be confusing to investors.  Please revise the title to indicate clearly that you have adjusted the measure for additional items.  For guidance, see Question 14 of the Non-GAAP FAQs.  Also, we note that the non-cash gain(loss) on forward exchange contracts and loss on early extinguishment of debt have occurred in the last several years and there is no indication they will not recur in the future.  This non-GAAP performance measure does not comply with the requirements of Item 10(e) of Regulation S-K because it eliminates items reasonably likely to recur within two years or occurring within the previous two years.  Please revise your adjusted EBITDA amounts to exclude recurring items or items that are reasonably likely to recur.  Refer to Item 10(e) of S-K and questions 8 and 9 of the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003.

2. In future filings, please revise to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor's understanding of the selected financial data.  Refer to the requirements of Item 301 of Regulation S-K.

Notes to the Financial Statements

– General

3. We note from your balance sheet that you have a significant amount of accounts receivable at December 31, 2005.  Please tell us, and disclose in the notes to the financial statements and the Critical Accounting Policies section of MD&A in future filings, a description of your accounting policies and methodology used to estimate the allowance for doubtful accounts, your policy for charging off uncollectible trade receivables, and your policy for determining past due or delinquency status.  See paragraph 13a-c of SOP 01-6.

4. We note from your website, www.cvgrp.com, that your organization structure includes a separate research and development branch.  To the extent that the costs are material, please disclose in your notes to the financial statements in future filings, the total research and development costs charged to expense in each period for which an income statement is presented.  See paragraph 13 of SFAS No. 2.

Note 2. Significant Accounting Policies

– Goodwill and Intangible Assets, page 63

5. In light of the fact that goodwill and intangible assets represent a significant portion of your total assets on your consolidated balance sheets in each of the periods presented, please revise future filings to expand your discussion to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill or other intangible assets may not be recoverable. Also, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized.

6. We note your disclosure of amortization expense for fiscal 2005, 2004 and 2003. In future filings, please disclose the estimated aggregate amortization expense for each of the five succeeding years. See paragraph 45 of SFAS 142.

- Revenue Recognition, page 63

7. We note from your disclosure that in the case of arrangements that require significant production, modification, or customization of products, you follow the guidance in SOP 81-1, whereby you apply percentage-of- completion, completed contract, or other specified accounting methods, as deemed appropriate. Please explain to us, and disclose in your revenue recognition policy in future filings, how you determine whether to use percentage-of-completion accounting or completed contract accounting. See paragraph 15 of ARB 45. Also, please tell us and disclose the nature of the "other specified accounting methods" that you use for revenue recognition. Additionally, please tell us and disclose in future filings, the method of measuring the extent of progress toward completion (e.g., cost-to-cost, direct labor) used under the percentage-of-completion method and the criteria used to determine substantial completion under the completed contract method. See paragraphs 21, 45 and 52 of SOP 81-1. We may have further comment upon review of your response.

Note 3. Business Combinations, page 69

8. We note from your disclosures that in connection with the Mayflower and Monona acquisitions, you recognized intangible assets related to customer relationships with an indefinite life. Please explain to us how you determined or calculated the amount that was allocated to customer relationships for each acquisition and explain in detail why you believe that the assets have an indefinite life. Please note that as a general rule, we do not believe customer relationship intangibles should be accounted for as indefinite lived intangibles. Furthermore,

we believe that customer relationship intangibles should not be amortized over periods in excess of fifteen years absent evidence indicating a longer useful life is appropriate. Include in your response all significant assumptions used in the valuation and determination of the indefinite life. Also, please explain to us how you determined or calculated the $6.5 million allocated to trademarks, trade-names or copyrights acquired in the Monona acquisition and how the useful life of those assets was determined. We may have further comment upon receipt of your response.

9. We note that each of the three acquisitions made during 2005 had a purchase price that resulted in goodwill. Please tell us, and revise your disclosure in future filings, to include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. See paragraph 51(b) of SFAS No. 141.

10. We note that in your disclosure of the valuation of goodwill for each acquisition made in 2005 you have included a line item titled "net assets of Mayflower at historical cost." Please confirm to us, and revise your disclosure in future filings, to indicate if true, that the amount included in this line item is the fair value of the acquired assets. Alternatively, explain why you believe your computation of goodwill is appropriate and in accordance with the guidance in SFAS No. 141.

Note 7. Debt, page 74

11. We note from your statements of operations that in fiscal years 2005, 2004 and 2003, you incurred a loss on early extinguishment of debt. Please tell us and revise the notes to the financial statements in future filings to disclose the nature and terms of the transactions that resulted in the write-off of deferred fees. As part of your response you should also explain why you believe it was appropriate to expense the costs associated with the amendment of your credit agreement. Also, we note from the MD&A section that you capitalized $6.0 million of third party fees in 2005 which relate to the amended credit agreement. Please disclose your accounting for these fees in the notes to the financial statements in future filings.

Note 12. Stockholders' Investment and Stock Option and Equity Incentive Plans

12. We note the disclosure in Note 12 indicating that during 2004, the Company repurchased 50,874 shares of common stock from certain stockholders at an average price of $4.78 per share. Please explain why this transaction has not been reflected in the Company's Consolidated Statement of Stockholders' Investment for the year ended December 31, 2004. Also, please tell us when the repurchased shares were originally issued, their vesting terms, if applicable, and the specific timing and business reasons for reacquiring the shares. Also, please indicate whether any compensation expense was recognized in connection with the

repurchased shares and explain how it was calculated or determined.  We may have further comment upon receipt of your response.

**Form 10-Q for the quarter ended March 31, 2006**

Note 3. Stock-Based Compensation

13. We note from your disclosure that as a result of adopting SFAS 123(R), net income for the three months ended March 31, 2006 was $0.1 million lower than if you had continued to account for stock-based compensation under APB 25 and the change to earnings per share would have been immaterial.  In future filings, please disclose the effect of the change from applying the original provisions of SFAS 123 on income before income taxes, cash flow from operations, and cash flow from financing activities.  See paragraph 84 of SFAS No. 123(R).

**Form 8-K dated April 26, 2006, February 1, 2006, October 25, 2005, and July 26, 2005**

14. We note your presentation of the non-GAAP performance measure EBITDA because you believe it is widely accepted that EBITDA provides useful information to management and investors regarding operating results.  We also note that you eliminate other non-operating income (expense), loss on early extinguishment of debt, and noncash option charges in the calculation of EBITDA.  Because you adjust for items other than interest, taxes, depreciation, and amortization, titling the measure EBITDA may be confusing to investors.  Please revise the title to indicate clearly that you have adjusted the measure for additional items.  For guidance, see Question 14 of the Non-GAAP FAQs.  In addition, we do not believe that the wide use of EBITDA is a substantive reason specific to you that demonstrates usefulness to potential investors.  The fact that the non-GAAP measure is used by or useful to analysts, for example, cannot be the sole support for presenting the non-GAAP financial measure.  See footnote 44 to FR-65.  Please tell us and revise to disclose the substantive reason specific to you that demonstrates the usefulness to investors of disregarding recurring items such as other non-operating income (expense), loss on early extinguishment of debt and noncash option charges from this non-GAAP measure, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3813 with any other questions.

Sincerely,


Linda Cvrkel
Branch Chief